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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RICA FOODS, INC.

(Name of Subject Company (issuer))

Avicola Campesinos, Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number of Class of Securities)

Gerardo Matamoros

Avicola Campesinos, Inc.

Bufete Chaveri Soto

Avenida Primera, Calles 294 y 33 #2923

San Jose, Costa Rica

(506) 298-1880

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
FilingParty:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 12. Exhibits

Exhibit No.	Description
99.1	Letter to Board of Directors of Rica Foods, Inc. dated August 18, 2005.